September 29, 2025

Jason Schwartz
Chief Financial Officer
Similarweb Ltd.
33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel

       Re: Similarweb Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed February 27, 2025
           File No. 001-40394
Dear Jason Schwartz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology